Exhibit 99.1

Cre8 Enterprise Limited Accepts Crypto-Currencies as a Payment Method for Its Clients

Hong Kong, Nov. 17, 2025 (GLOBE NEWSWIRE) -- Cre8 Enterprise Limited (Nasdaq: CRE) (“Cre8” or the “Company”), a Hong Kong-based integrated financial printing service provider, announced today the launch of a new digital payment initiative that enables clients to settle payments using crypto-currencies, including USD Coin (USDC), Tether (USDT), and Bitcoin (BTC).

This strategic move underscores the Company’s commitment to embracing financial innovation and adopting forward-looking payment solutions. “This represents a significant milestone in our transformation journey,” said Mr. Sze Ting CHO, the Company’s Chairman of the Board and Chief Executive Officer. “By adopting blockchain-based payment solutions, we are enhancing customer convenience and demonstrating our commitment to embracing new technologies.”

The Company’s acceptance of major cryptocurrencies as payment options aligns with its broader strategy to utilize emerging technologies to improve operational efficiency and elevate customer experience.

About Cre8 Enterprise Limited (NASDAQ: CRE)

Cre8 Enterprise Limited provides 24/7 integrated financial printing services for listed companies, IPO applicants and private companies in the finance and capital market in Hong Kong under its brand, “Cre8”. The services cover concept creation and artwork design, typesetting, proofreading, translation, printing, binding, logistics arrangement, uploading or making e-submissions of customers’ financial reports and compliance documents and media placements. In addition to these core services, it has expanded its offerings to include complementary design services such as website design, branding, and content creation for marketing materials. Moreover, it is now providing technological support to its customers by disseminating and publishing announcements, circulars, financial reports, and industry news feeds through a website of its “Cre8IR” brand.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in U.S., Hong Kong and China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contacts:

Cre8 Enterprise Limited

Email:ir@cre8corp.com